Exhibit 99.1
Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

For Immediate Release

RRSAT SECOND QUARTER 2010 REVENUE INCREASES 14.2%, YEAR
OVER YEAR, TOTALLING $25.7 MILLION

Gross margins reach 29.1% in the quarter

Second Quarter 2010 Highlights
▪	Revenues for the second quarter increased 14.2% reaching $25.7 million
▪	Gross margins reached 29.1% and operating margins totaled 14.6%
▪	Third quarter revenue guidance of $25 - $26 million
▪	Ten year strategic alliance announced with BT’s media and broadcast division

RE’EM, Israel – August 5, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the second quarter of 2010.

Second Quarter 2010 Results:
Revenues for the second quarter of 2010 totaled $25.7 million, an increase of 14.2% compared to $22.5 million in the second quarter of 2009.

Gross Profit for the second quarter of 2010 totaled $7.5 million representing gross margins of 29.1%, rising 2.7% from $7.3 million in the second quarter of the previous year.

Operating income for the second quarter of 2010 totaled $3.7 million, representing operating margins of 14.6%, compared to $4.3 million in the second quarter of 2009.

Backlog of signed agreements, as of June 30, 2010, was at $166.9 million, including $41.1 million of revenues expected to be recognized in the remainder of 2010, compared to a backlog of $165.2 at the end of the previous quarter.  The weakness of the Euro versus the US Dollar resulted in a decrease of $5.2 million, which was offset by an increase of new contracts and an extension of existing contracts.

Net income on a GAAP basis for the second quarter of 2010 was $2.5 million compared to $3.0 million in the second quarter of 2009.  Adjusted Net Income was $2.2 million for the quarter, compared to $4.1 million in the second quarter of 2009. Net income per diluted share on a GAAP basis for the quarter was $0.14, compared to $0.17 in the second quarter of 2009.  Adjusted net income per diluted share, totaled $0.12, compared to $0.24 in the second quarter of 2009.

Adjusted EBITDA for the second quarter of 2010 totaled $5.4 million, compared to $5.7 million in the second quarter of 2009.

Cash, cash equivalents and marketable securities as at June 30, 2010 was $40.8 million, compared with $40.1 million as at March 31, 2010.  The difference in the cash balance was mainly attributed to a positive operating cash flow of $4.5m and $3.7 million invested in capital expenditures.

Dividend Distribution: On August 4, 2010, the Company's Board of Directors declared a cash dividend in the amount of $0.15 per ordinary share, and in the aggregate amount of approximately $2.6 million. The dividend will be payable on September 1, 2010 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on August 16, 2010. According to the Israeli tax law, the Company will withhold at source, 20% of the dividend amount payable to each shareholder, subject to applicable exemptions. The Company's dividend policy is described in detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

Guidance for third quarter revenue is in the range of $25 - $26 million.  For 2010, guidance has been adjusted to reflect the weakness of the Euro and is in the range of $102 - $105 million.

David Rivel, CEO of RRsat commented, “This quarter we reported solid results and profitability despite external factors such as weakness in the Euro. We also made some significant advances in our strategy to expand into key markets.  We recently signed a ten-year strategic alliance agreement with BT’s media and broadcast division.  This exciting partnership will enable both companies to grow their global media business by leveraging RRsat’s world-class content management and global distribution services with BT’s Global brand and fiber optic network. In addition, we have succeeded in further penetrating the US market by adding 13 US television channels for US-targeted broadcasting using our Galaxy 19 satellite platform.  Many of these channels were existing customers for their international broadcasting services that expanded their services with us.

Mr. Rivel added, “As we continue to pursue our strategy of becoming the largest distribution and play-out service for content providers, we intend to continue to demonstrate solid results while producing positive developments to achieve our goals.”

Conference Call Information
Conference call scheduled later today, August 5, 2010 at 10:00 am ET. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888- 281-1167
UK Dial-in Number: 0-800- 917-9141
Israel Dial-in Number: 03- 918-0644
International Dial-in Number:  +972-3-918-0644
at:
10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com.  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:
1 888 295 2634 (US) and +972 3 925 5929 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

Revenues	$51,514	$44,794	$25,656	$22,473
Cost of revenues	36,766	29,941	18,189	15,174
Gross profit	14,748	14,853	7,467	7,299

Operating expenses
Sales and marketing	3,129	2,711	1,559	1,344
General and administrative	4,100	3,292	2,159	1,682

Total operating expenses	7,229	6,003	3,718	3,026

Operating income	7,519	8,850	3,749	4,273

Interest and marketable securities income	254	275	97	26
Currency fluctuation and other financing income, net	(1,345)	271	(666)	404
Changes in fair value of embedded currency conversion derivatives	2,827	(932)	550	(1,375)
Other income, net	-	25	-	3
Income before taxes on income	9,255	8,489	3,730	3,331

Income taxes	(2,551)	(2,510)	(1,272)	(346)

Net income	$6,704	$5,979	$2,458	$2,985

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Six months ended		Three months ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2010	2009	2010	2009
Income per ordinary share

Basic income per ordinary share	$0.39	$0.35	$0.14	$0.17

Diluted income per ordinary share	$0.38	$0.34	$0.14	$0.17

Weighted average number of ordinary shares used to compute basic income per ordinary share	17,326,716	17,306,783	17,326,716	17,306,783

Weighted average number of ordinary shares used to compute diluted income per ordinary share	17,413,515	17,412,806	17,406,807	17,418,707

RRsat Global Communications Network Ltd, and its subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands except share data

	Six months ended		Three months ended
	Jun-30	Jun-30	Jun-30	Jun-30
	2010	2009	2010	2009
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$6,704	$5,979	$2,458	$2,985
Non-cash equity-based compensation charge	214	208	108	104
Changes in fair value of embedded currency conversion derivatives	(2,827)	932	(550)	1,375
Change in deferred tax on embedded derivatives	707	(242)	138	(357)
Adjusted net income	$4,798	6,877	$2,154	$4,107

Adjusted net income per diluted ordinary share	$0.28	$0.39	$0.12	$0.24

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$6,704	$5,979	$2,458	$2,985
Interest and marketable securities income	(254)	(275)	(97)	(26)
Currency fluctuation and other financial income, net	1,345	(271)	666	(404)
Changes in fair value of embedded currency conversion derivatives	(2,827)	932	(550)	1,375
Other income, net	-	(25)	-	(3)
Income tax expense	2,551	2,510	1,272	346
Non-cash equity-based compensation charge	214	208	108	104
Depreciation and amortization	3,063	2,657	1,562	1,345
Adjusted EBITDA	$10,796	$11,715	$5,419	$5,722

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	June 30	December 31
	2010	2009
Current assets
Cash and cash equivalents	$12,178	$14,941

Short term deposits	7,980	9,900

Marketable securities	20,621	22,708
Accounts receivable:
Trade (net of provision for doubtful accounts of $4,725 and $4,484 as of June 30, 2010 and December 31, 2009 respectively)	18,070	16,765
Other	703	559
Fair value of embedded currency conversion derivatives	4,570	1,703
Deferred taxes	938	1,507
Prepaid expenses	1,297	1,984
Total current assets	66,357	70,067

Deposits and long-term receivables	1,543	1,030

Long term prepaid expenses	7,752	7,787

Deferred taxes	615	505

Assets held for employee severance payments	1,695	1,664

Fixed assets, at cost, less accumulated depreciation and amortization	34,073	29,119

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,057	1,215

Total assets	$116,826	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	June 30	December 31
	2010	2009
Liabilities and shareholders’ equity
Current liabilities
Accounts payable:
Trade	$11,563	$11,275
Other	2,396	2,255
Fair value of embedded currency conversion derivatives	2,040	2,000
Related parties	11	4
Deferred income	7,064	8,326

Total current liabilities	23,074	23,860

Long - term liabilities
Deferred income	6,067	6,731
Liability in respect of employee severance payments	1,834	1,699
Deferred taxes	924	888

Total long - term liabilities	8,825	9,318

Total liabilities	31,899	33,178

Commitments, contingent liabilities and liens Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of June 30, 2010 and December 31, 2009; 17,326,716 shares issued and fully paid as of June 30, 2010 and December 31, 2009)	40	40
Additional paid in capital	52,735	52,521
Retained earnings	32,148	29,407
Accumulated other comprehensive income ( loss)	4	(25)
Total shareholders’ equity	$84,927	$81,943

Total liabilities and shareholders’ equity	$116,826	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

Cash flows from operating activities
Net income	$6,704	$5,979	$2,458	$2,985
Adjustments required to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,063	2,657	1,562	1,345
Provision for losses in account receivable	241	430	114	256
Deferred taxes	487	(349)	(44)	(345)
Discount accretion and premium amortization of held- to- maturity securities, net	(18)	(90)	(9)	(137)
Discount accretion and premium amortization of available- for- sale securities, net	(180)	56	(87)	145
Changes in liability for employee severance payments, net	104	88	(12)	3
Capital gains on sale of fixed assets, net	-	(25)	-	(3)
Stock- based compensation	214	208	108	104
Changes in fair value of embedded currency conversion derivatives	(2,827)	932	(550)	1,375
Profit from trading securities, net	39	(205)	88	(109)

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(1,546)	(4,635)	1,230	(2,208)
Increase (decrease) in related parties, net	7	17	11	25
Decrease (increase) in account receivable - other	(144)	(143)	115	(673)
Decrease (increase) in prepaid expenses	687	(233)	253	(57)
Decrease (increase) in deposits and long-term receivables	(513)	17	(72)	16

Increase (decrease) in account payables	(230)	1,638	(1,039)	10

Increase (decrease) in deferred income	(1,926)	(1,090)	368	31

Net cash provided by operating activities	$4,162	$5,252	$4,494	$2,763

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2010	2009	2010	2009
Cash flows from investing activities
Investment in fixed assets	$(7,165)	$(3,897)	$(3,733)	$(1,688)
Proceeds (Investment) in short term deposits	1,920	(7,209)	(4,980)	(3,300)
Investments in securities available- for- sale	(523)	(11,447)	(207)	(5,905)

Decrease (increase) in trading securities, net	(25)	68	(36)	18
Proceeds from securities available- for- sale	2,803	1,070	264	1,070
Proceeds from securities held to maturity	28	3,217	-	19
Proceeds from sale of fixed assets	-	52	-	1

Net cash used in investing activities	$(2,962)	$(18,146)	$(8, 692)	$(9,785)

Cash flows from financing activities
Dividend paid	$(3,963)	$(5,538)	$-	$(5,538)
Net cash used in financing activities	$(3,963)	$(5,538)	$-	$(5,538)

Decrease in cash and cash equivalents	$(2,763)	$(18,432)	$(4,198)	$(12,560)

Balance of cash and cash equivalents at beginning of period	14,941	34,749	16,376	28,877

Balance of cash and cash equivalents at end of period	$12,178	$16,317	$12,178	$16,317

A. Non-cash transactions
Investment in fixed assets	$1,338	$451	$1,338	$451

B. Supplementary cash flow information
Income taxes paid	$1,695	$2,911	$670	$1,326